

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 14, 2017

Michael F. Senft
Chief Financial Officer
KLX Inc.
1300 Corporate Center Way
Wellington, Florida 33414

Re: KLX Inc.
Form 10-K for the Fiscal Year Ended January 31, 2017
Filed April 14, 2017
Form 10-Q for the Quarterly Period Ended April 30, 2017
Filed May 25, 2017
Form 8-K filed May 24, 2017
File No. 001-36610

Dear Mr. Senft:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2017

Management's Discussion and Analysis, page 44

Segment Results, page 48

1.   We note that your discussion of segmental results of operations only addresses the years of January 31, 2017 compared to January 31, 2016, along with the discussion of the one month period ended January 31, 2105. In this regard, we note segmental results of operations for the year ended January 31, 2016 compared to the year ended December 31, 2014 appears to have been omitted. Please revise to include within your MD&A, a

discussion of results of operations by segment for each period for which financial statements are provided.

2. In addition, refer to the Cash Flows discussion on page 50. Please provide a discussion for each period in which statements of cash flows are presented. In this regard, it appears the earliest year had been omitted. Also to the extent cash flows from financing activities are material or vary significantly between periods, such discussion should be included.

Notes to the Financial Statements

Note 13. Segment Reporting, page F-23

3. We note that you have two reportable segments, ASG and ESG. In light of the fact that it appears these segments consists of several types of products and services, please revise the notes to the financial statements to disclose revenues for each product or service or each group of similar products and services as required by ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended April 30, 2017

4. We note from your disclosure in Note 4 that you value inventories at the lower of cost or market, using first-in, first-out or weighted average cost method. In light of the fact that inventory is the most significant asset on your balance sheet as of April 30, 2017, please tell us how the adoption of ASU 2015-11 affected your financial statements and disclosures. In this regard, the guidance requires inventory to be valued at the lower of cost and net realizable value, rather than lower of cost or market. Please tell us and revise your financial statements accordingly.

Form 8-K (Exhibit 99.1) furnished May 24, 2017

5. We note that on page 4 of your earnings release you disclose your fiscal 2017 guidance which includes several non-GAAP amounts such as expected adjusted net earnings and expected adjusted net earnings per diluted share. Please revise to include a reconciliation of these projected amounts to their equivalent measures presented in accordance with GAAP, or disclose that the reconciliations cannot be presented without unreasonable efforts. See Question 102.10 of the C&DI on Non-GAAP Financial Measures updated May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure